Exhibit 99.2

Special Meeting of Holders of
Common Shares of Kinross Gold Corporation (the “Issuer”)
September 15, 2010

REPORT OF VOTING RESULTS
National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1:  Share Issuance Resolution

By a vote, the results of which are outlined below, the ordinary resolution to approve certain matters relating to the plan of arrangement involving Red Back Mining Inc. (“Red Back”) to, among other things, issue common shares and warrants of the Issuer to shareholders of Red Back in exchange for common shares of Red Back was approved:

Vote Type	Voted	Voted (%)	O/S (%)
For	326,427,998	66.48	46.37
Withheld	164,624,971	33.52	23.39
Non Votes	0	0	0

KINROSS GOLD CORPORATION

By:	/Shelley M. Riley/
	Name:	Shelley M. Riley
	Title:	Vice President, Administration and
Corporate Secretary